Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

NEPTUNE TECHNOLOGIES & BIORESSOURCES, INC.

SUBSIDARY ACASTI PHARMA, INC.

WARRANT EXERCISE DEADLINE ON NOVEMBER 17, 2010

Laval, Quebec, CANADA – October 28, 2010 - Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) : Acasti Pharma Inc. (“Acasti”) value creation milestones achieved between August 2008 and October 2010.

Corporate operations & structure:

•	Acquisition of worldwide rights for cardiovascular pharmaceutical applications through an exclusive license from Neptune

•	Financing of $2.5M by private placement at $0.20 for 12.5M shares and warrants (exercise price $0.40; expiration Dec 31-2010)

•	Implementation of a management team with solid pharmaceutical experience

•	Creation of a first-class world renowned scientific advisory board

•	Represented by key-opinion-leaders at American Heart Association 2010 Scientific Sessions

•	Establishment of strong professional partnerships

•	Early 2010, Acasti’s common share evaluated at $0.47 as presented in Neptune’s audited financial statements for fiscal year ended February 28, 2010

•	FY2010/11-Q3 Aggregate potential proceed of $9,5M from warrant exercises expiring November-December 2010

•	Filing of a Listing Application with TSX-Venture authorities to list Acasti’s shares expected before the end of Acasti’s current fiscal year

Research and Product Development:

Three products developed:

o	Prescription drug (CaPre™)

	•	Strengthening of intellectual property portfolio with new pharmaceutical patent application

	•	Completion of CTA-enabling preclinical trials

	•	Confirmed superiority of CaPre™ over drugs prescribed for the management of high triglycerides

	•	Preclinical data showing benefits for patients with dyslipidemia, diabetes and metabolic syndrome

	•	FY2010/11-Q3 positive pre-Clinical Trial Application (CTA) meeting with Health Canada in order to enter a Phase II trial for cardiovascular conditions in Canada

	•	Positive pre-IND feedbacks in preparation for a Phase III filing to the FDA for the USA

	•	CTA approval pending

o	Medical food (Onemia™)

	•	Successful manufacturing of Onemia™, a novel omega-3:phospholipid formulation

	•	Compliance of Onemia™ with FDA Medical Food regulations

	•	Implementation of commercial & operational strategies to generate short-term revenues

	•	FY2010/11-Q3 Market launch of Onemia™ for the management of cardiometabolic disorders

o	Over-the-counter (Vectos™)

	•	Preclinical data showing benefits for patients with dyslipidemia and metabolic syndrome

	•	Ongoing out-licensing negotiations with future pharmaceutical partners for global commercialization

	•	Strengthening of intellectual property portfolio with new pharmaceutical patent application

Short Term Objectives / Milestones

•	Approval of Clinical Trial Application (CTA) for Phase II with CaPre™ in Canada

•	Listing with TSX-Venture authorities of Acasti shares

•	Initiation of Phase II clinical study with CaPreTM in Canada

•	Submission of IND-application for Phase III clinical study in USA

•	Short-term revenues from commercialization of Onemia™ in the USA

•	Completion of OTC-Vectos™ development and manufacturing

•	Out-license the commercialization of OTC-Vectos™ to pharmaceutical partner

All material information contained in this press release was already fully disclosed publicly by Acasti and/or Neptune. We invite the reader to consult the public documentation (financial statements, press releases, information circulars, etc.) previously filed on SEDAR by Acasti and/or Neptune for more information.

NEPTUNE TECHNOLOGIES & BIORESSOURCES, INC.

SUBSIDARY ACASTI PHARMA, INC.

WARRANT EXERCISE DEADLINE ON NOVEMBER 17, 2010

Dear Warrant holder,

Acasti Pharma Inc. (“Acasti”) Series II Warrants (“Acasti Warrants”), each exercisable at $0.40 per share (“Exercise Price”) expire at 5PM on November 17, 2010 (“Expiration Date”).

We recommend you read hereabove Acasti’s value creation milestones achieved between August 2008 and October 2010. Should you want to exercise your warrants before Expiration Date, please follow the procedure below.

Procedure

To exercise your Acasti Warrants, you need to execute and complete one of the following procedures before the Expiration Date:

1.	If your Acasti Warrants are held in a brokerage account:

You need to instruct your broker to exercise Acasti Warrants and he will inform you on the brokerage firm procedure, which should be completed before the Expiration Date.

2.	If your Acasti Warrants are held in a online brokerage account:

You need to call your brokerage firm information line and they will instruct you on the process to exercise your Acasti Warrants, which should be completed before the Expiration Date.

3.	If you have the warrant certificate in hand:

You need to send a certified cheque, or money draft, for the aggregate exercise price payable to Acasti Pharma along with the duly completed exercise form, on the back of the warrant certificate, to the attention of Computershare Trust Company, 1500 University, 7th floor, Montreal (Quebec) H3A 3S8.

4.	If you had the warrant certificate in hand and lost it:

You need to notify Computershare by sending a lost warrant certificate form (find the form on the following website: http://www.neptunebiotech.com/acasti-warrants/lost ).

For further explanation or any question, please consult http://www.neptunebiotech.com/acasti-warrants or call: Computershare 1 (800) 564-6253, Acasti at (450) 686-4555 or Neptune at 1-800-664-9166 or (450) 687-2262; ask for André Godin (CFO) or Xavier Harland (Director of finance).

Thank you for your confidence and support.

Henri Harland, CEO                                                                  Tina Sampalis, President

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide. Neptune is the mother company of Acasti and NeuroBioPharm.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Acasti Contact
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, V.P. Administration and Finance	Tina Sampalis, President
+1 450.687.2262	+1 450.686.4555
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	1 (888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.